Exhibit 99.1
Orange Life Insurance, Ltd. joined Shinhan Financial Group as a subsidiary

On February 1, 2019, Orange Life Insurance, Ltd.(hereafter Orange Life) joined Shinhan Financial Group (hereafter SFG) as a direct subsidiary. SFG acquired majority ownership (48,500,000 shares, 59.15%) of Orange Life for KRW 2,298,900 million. The total number of direct subsidiaries of SFG after the addition of Orange Life is 15.

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